BIGGEST LITTLE INVESTMENTS, L.P.
                      3702 S. Virginia St., Unit G2
                             Reno, NV 89502
                   Tel:775-825-3355  Fax:775-825-9928


January 12, 2011


Via EDGAR
Jorge Bonilla
Senior Staff Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


     We are in receipt of your letter dated December 21, 2010 containing your comments (the ?Comment Letter?) with respect to our Annual Report on Form 10-K for the year ended December 31, 2009. The responses set forth below are numbered to correspond with each of the comments in the Comment Letter:

     1. A cash flow analysis for the Sierra Property based on the past few years does not reflect its fair value. Various conditions including the severe economic downturn that began in 2008 and, especially, the announcement by the Regional Transportation Commission on February 19, 2010, regarding the planned widening of a main thoroughfare on which the Sierra Property is located (see the Current Report on Form 8-K filed by Biggest Little Investments, L.P. (the ?Partnership?) on March 2, 2010), have made it virtually impossible to attract new tenants to the Sierra Property out of concern over the disruption to their businesses from the roadway construction. Accordingly, we have based our determination of the undiscounted cash flows expected to result from the use and eventual disposition of the Sierra Property on the following: (i) the Sierra Property being centrally located in one of the busiest intersections of Reno, Nevada; and (ii) the Washoe County Tax Assessor valuation of the Sierra Property at substantially above book value for current and previous years. Upon completion of the road widening project and an improvement in economic conditions, the Partnership?s management believes that the rental of the leasable space at the Property will become much more viable.

     2. We note the differences you identify in the Comment Letter with respect to Exhibit 31. We have corrected the language in Exhibit 31 so that it conforms exactly to the requirements of the Exchange Act Rule 13a-14(a) and we will file an abbreviated amendment to our 2009 Annual Report on Form 10-K reflecting such corrections. In addition, we confirm that in future filings we will file certifications in the exact form as outlined in Exchange Act Rule 13a-14(a).

     The Partnership is responsible for the adequacy and accuracy of the disclosure in its filings. The Partnership acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Sincerely yours,


     Biggest Little Investments, L.P.


     /s/ BEN FARAHI
     --------------
         Ben Farahi
         Manager of the General Partner



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